Exhibit 1

RECENT DEVELOPMENTS

The information contained in this section supplements the information about Uruguay corresponding to the headings below that are contained in this Exhibit 99.D to Uruguay’s annual report on Form 18-K for the fiscal year ended December 31, 2023 (the “Annual Report”).

ENVIRONMENTAL, SOCIAL & GOVERNANCE MATTERS

Environmental Policies

In order to promote sustainable development, the government has continued to take significant steps to prioritize environmental conservation and incorporate environmental priorities into economic policy decisions. For example, efforts have been made to integrate these objectives into an innovative sovereign debt strategy, such as the Sovereign Sustainability-Linked Bond issued by Uruguay in international markets in 2022 and the Sustainability-Linked Loan signed with the World Bank in 2024.

In terms of sustainable mobility, significant progress was made for the incorporation of electric buses into the public transport fleet. The Trust for Sustainable Mobility (FiMS, by its acronym in Spanish) was recently regulated (Decree No. 143/024 of May 15, 2024) and is expected to accelerate electrification in public transportation.

The FiMS restructures the current diesel reimbursement scheme for public transport companies, which previously discouraged the adoption of more efficient technologies with less environmental impact. As part of the redesign, new criteria were introduced for the maximum age of the fleet to promote energy efficiency and road safety. This regulatory change is expected to facilitate the incorporation of around 130 electric units into the fleet in 2024, with an additional 100 units planned for 2025, supplementing the approximately 40 electric units already in operation at the end of 2023. Regarding private transport, also in 2024 measures related to charging systems and price signals were introduced for the development of infrastructure. The National Administration of Power Plants and Electric Transmissions (Administración Nacional de Usinas y Transmisiones Eléctricas, “UTE”) successfully inaugurated in 2024 the 300th electric vehicle charging station in the country, meeting the goal of having a charging point available every 50 kilometers.

Regarding green hydrogen, progress has continued in regulations, as well as prospective large investments linked to the sector. For example, in February 2024, Uruguay signed a memorandum of understanding with the company HIF Global, which plans to build a green hydrogen plant in the city of Paysandú, with an estimated investment of US$6 billion and the creation of about 3,000 jobs. The project aims at the production of synthetic fuels from the capture of CO2 from the combustion of biomass and distillation of cereal alcohol.

In April 2024, the Ministry of Industry, Energy and Mining presented the National Circular Economy Strategy, in coordination with the Ministry of the Environment, the Ministry of Economy and Finance and the Ministry of Livestock, Agriculture and Fisheries, and with input from subnational governments, private sector, academia, and civil society organizations. Its aim is to promote the circular economy within the framework of the country’s sustainable development. This involves promoting research, innovation and the systematization of knowledge of business models based on the circular economy, which allows generating information for the design of public policies.

In July 2024, Uruguay represented by officials from the Ministry of Environment, and the state-owned company, State Sanitary Works Administration (Administración de las Obras Sanitarias del Estado,“OSE”), responsible for the supply of drinking water, entered into a contract to initiate the first stage of a universal sanitation project in Uruguay. This project, with an estimated investment of more than US$ 422 million, is intended to provide essential sanitation services to 61 localities in the country. Additionally, the Government implemented the “Vuelve en Agua” program to support family producers or self-consumption users in registering and regulating hydraulic works. This program provides financial assistance, in the form of non-refundable funds collected from fines, so that producers do not have to incur the costs of professional fees associated with the process.

THE ECONOMY

Role of the State in the Economy

Large-scale Foreign Direct Investments and Public-Private Partnerships for Infrastructure Development

On August 29, 2024, Alphabet Inc., the parent company of Google, announced its intention to expand its infrastructure in Latin America by constructing a second data center located in the city of Canelones, Uruguay. This project, which is expected to be completed in 2027, would represent an estimated investment of approximately US$850 million.

Plebiscite on Social Security Reform

Following the social security reform enacted by Congress in April 2023 implementing significant changes in the pay-as-you-go parameters and the individual capitalization pension scheme, Uruguay’s major trade union (the “PIT-CNT”), along with other social organizations, spearheaded a signature collection process to subject such social security reform, and other changes introduced since 1996, to a referendum. This PIT-CNT`s reform proposes, among other measures, to enshrine in the Constitution a minimum retirement age of 60 years (down from the current 65), give the state a monopoly over the social security system and eliminate the Pension Fund Administrators (AFAPs) and align minimum pensions with the national minimum wage.

The Constitution allows for plebiscites to consider constitutional reforms if requested by 10% of registered voters, currently requiring 276,171 signatures. On April 26, 2024, the PIT-CNT submitted over 430,000 signatures to the President of the General Assembly. On July 3, 2024, the Electoral Court reviewed the signatures submitted by the PIT-CNT, and legally validated the minimum required amount of signatures. Therefore, it was determined that a plebiscite to approve or reject the reform will be conducted during the upcoming national elections, to be held on October 27, 2024. For the plebiscite to be approved, the affirmative vote needs to garner a simple majority of the total votes cast. The government believes that, if approved, the reform will significantly affect Uruguay’s social security system.

ATCO Ltd. and Neltume Ports S.A. v. Oriental Republic of Uruguay

In May 2024, ATCO Ltd. and Neltume Ports S.A., a Canadian and Chilean entities, respectively, presented two claims before the arbitral tribunal appointed by the World Bank’s International Centre for Settlement of Investment Disputes (ICSID). These claims are based on the Agreement between the Government of Canada and Uruguay for the Promotion and Protection of Investments signed in October 1997, as well as the Investment Agreement signed with the Republic of Chile in March 2010. The claim is based on the measures adopted by Uruguay in connection with the agreement signed between the government and the Katoen Natie Group, which extended the concession of the specialized terminal and the priority of berths in the port of Montevideo to Terminal Cuenca del Plata S.A., and, according to plaintiffs’ allegations, affected their operations in such ports. Plaintiffs allege to have suffered damages that they estimate in an amount of up to US$1.0 billion. The arbitral tribunal has not rendered any decision on whether Uruguay has any liability to plaintiffs in respect of claims, and accordingly damages owed to plaintiffs, if any, will be subject to a decision by the arbitral tribunal on liability and a further determination of damages, if applicable.

Foreign Policy and Membership in International and Regional Organizations

In July 2024, the first round of negotiations for a Trade Agreement between Mercosur and the United Arab Emirates was held in Asunción, Paraguay.

GROSS DOMESTIC PRODUCT AND STRUCTURE OF THE ECONOMY

The following table sets forth information regarding GDP and expenditures in the three-month period ended March 31, 2024, compared to the same period in 2023.

Change in GDP by Expenditure

(physical volume variation from previous year, in 2016 prices)

January-March 2023/2024(1)
Government and Non-Profit Institutions Serving Households (“NPISH”) consumption	(1.8)%
Private consumption	1.8%
Gross fixed investment	(16.7)%
Exports of goods and services	4.5%
Imports of goods and services	(3.8)%
Total GDP	0.6%

(1)	Preliminary data.

Source: Banco Central.

Uruguay’s real GDP increased 0.6% in the three-month period ended March 31, 2024, compared to the same period in 2023. In the three-month period ended March 31, 2024, domestic demand decreased and external demand increased as compared to the same period in 2023. Gross fixed investment recorded a 16.7% decline, mainly driven by a decrease in fixed asset investments and an inventory depletion. Final consumption expenditures increase during this period, mainly due to higher household consumption spending.

Within external demand, the volume of exports of goods and services grew 4.5%, while imports contracted by 3.8%, leading to a rise in net external demand compared to the same quarter of the previous year.

In June 2024, the Monthly Economic Activity Indicator (IMAE) rose by 0.5% compared to June 2023, and decreased 1.8% in seasonally adjusted terms in the same period.

Principal Sectors of the Economy

The following table sets forth information regarding GDP and expenditures by sector in the three-month period ended March 31, 2024, compared to the same period in 2023.

Change in GDP by Sector(1)

(volume variation from previous year, 2016 prices)

January-March 2023/2024
Primary activities(2)	4.3%
Manufacturing	(10.3)%
Electricity, gas and water	20.0%
Construction	(3.8%)
Commerce, restaurants and hotels	2.9%
Transportation, storage and communications	2.5%
Financial Services	3.1%
Professional activities and leasing	0.1%
Public administration activities	5.1%
Health, education, real estate and other services	(0.6)%
Total GDP	0.6%

(1)	Preliminary data.
(2)	Data includes agriculture, livestock, fishing and mining.

Source: Banco Central.

Uruguay’s real GDP year-on-year growth in the three-month period ended March 31, 2024 was mainly driven by a significant growth in the electricity, gas and water, primary activities, financial services and commerce, restaurants and hotels sectors, which were partially offset by a decrease in the manufacturing and construction sectors.

The electricity, gas and water sector grew by 20% in the three-month period ended March 31, 2024 compared to the same period in 2023, mainly due to an increase in hydroelectric generation, in contrast to the same period in 2023, when energy production was predominantly thermal, and imports from Brazil were necessary due to the drought that affected the country.

Primary activities grew by 4.3% in the three-month period ended March 31, 2024, compared to the same period in 2023, mainly attributed to forestry activity, primarily driven by increased forestry activity, fueled by higher demand for logs for industrial processing following the opening of the third pulp mill. Additionally, the livestock sector contributed positively, with higher milk deliveries and increased slaughter rates, while improved soybean yield expectations in agriculture also bolstered the sector’s performance.

The financial services sector grew by 3.1% in the three-month period ended March 31, 2024 compared to the same period in 2023, driven by a positive impact from financial intermediation services and insurance.

The commerce, restaurants and hotel sector increased by 2.9% in the three-month period ended March 31, 2024 compared to the same period in 2023, mainly due to growth in wholesale and retail trade services, particularly in the sale of fuels, motor vehicles, textiles, and pharmaceutical products.

The transportation, storage, information and communications sector grew by 2.5% in the three-month period ended March 31, 2024 compared to the same period in 2023, primarily attributed to an increase in the production of transportation and storage services, driven by the rise in auxiliary transportation services and, to a lesser extent, the growth in both freight and passenger transport. Additionally, information technology services, bolstered by stronger external demand, also had a positive impact.

Employment, Labor and Wages

Employment

According to estimates by the National Statistics Institute, the employment rate stood at 58.8% in July 2024 compared to 58.6% in July 2023, and the unemployment rate stood at 8.3% in July 2024, compared to 8.1% in July 2023.

Wages

For the 12-month period ended June 30, 2024, average real wages increased by 4.02% compared to a 1.79% growth for the 12-month period ended June 30, 2023.

FOREIGN MERCHANDISE TRADE

Merchandise exports for the 12-month period ended June 30, 2024 totaled US$ 9,451 million, compared to US$ 10,002 million for the same period in 2023. Merchandise imports totaled US$ 11,436 million for the 12-month period ended June 30, 2024, compared to US$ 12,202 million for the 12-month period ended June 30, 2023.

Merchandise trade for the 12-month period ended June 30, 2024 recorded a deficit of US$ 1,984 million, reflecting a 10% reduction compared to the US$ 2,199 million deficit for the 12-month period ended June 30, 2023.

FOREIGN TRADE ON SERVICES

In the 12-month period ended June 30, 2024, gross tourism receipts increased by 4.3% and the number of tourist arrivals decreased by 23% compared to the same period in 2023. In addition, between April and June of 2024, 583,821 people visited Uruguay, generating estimated revenues of US$290 million.

BALANCE OF PAYMENTS

Current Account

In the 12-month period ended March 31, 2024, Uruguay’s current account recorded a deficit of US$ 2,646 million (3.4% of GDP), compared to a deficit of US$ 2,335 million (3.2% of GDP) for the 12-month period ended March 31, 2023. The deterioration of the current account balance in dollar terms was mainly attributable to a lower surplus in the merchandise and services trade balance.

Financial Account

During the 12-month period ended March 31, 2024, the financial account, recorded a deficit of US$ 1,346 million, compared to a deficit of US$ 2,522 million during the 12-month period ended March 31, 2023 (i.e., lower capital inflows). This deficit reduction was mainly due to a reduction in FDI inflows during this period.

International Reserves

As of August 30, 2024, Banco Central’s international reserve assets totaled US$17.7 billion (of which gold represented US$8.0 million). This amount includes US$7.8 billion of reserves and voluntary deposits of the financial sector, including US$3.4 billion of public banks, with Banco Central.

MONETARY POLICY AND INFLATION

Monetary Policy

In 2024, the Central Bank maintained the interest at 8.5%.

Inflation

The following table shows changes in consumer prices (CPI) and wholesale prices (WPI) for the period indicated.

Changes in CPI and WPI

(% change from previous year at period end)

	CPI	WPI
For the twelve months ended July 31, 2024	5.45%	7.02%

Source: National Institute of Statistics.

In the 12-month period ended July 31, 2024, the CPI reached 5.45%, marking 14 consecutive months within the Central Bank’s target range.

The weighted average annual interest rate for 91 to 180-day term deposits in U.S. dollars in the banking system was 3.6% and 1.8% in June 2024 and June 2023, respectively. The weighted average annual interest rate for 91 to 180-day term deposits in pesos in the banking system was 7.6% and 8.7% in June 2024 and June 2023, respectively.

The following table shows the value in pesos of the UI as of August 31, 2024:

UI
Value in pesos as of August 31, 2024	Ps. 6,0888

Source: National Institute of Statistics.

The following table shows the value in pesos of the UP as of August 31, 2024:

UP
Value in pesos as of August 31, 2024	Ps. 1,60743

Source: National Institute of Statistics.

Foreign Exchange Market

The following table shows the high, low, average and period-end peso/U.S. dollar exchange rates for the period indicated.

Exchange Rates (1)

(pesos per US$)

	High	Low	Average	Period-End
For the 12 months ended August 31, 2024	40,631	37,496	39,081	40,355

(1)	Daily interbank end-of-day bid rates.

Source: Banco Central.

PUBLIC SECTOR FINANCES

Fiscal Policy and Fiscal Outcomes

In the 12-month period ended July 31, 2024, Uruguay’s overall public sector deficit represented approximately 4.1% of GDP, compared to an overall public sector deficit of 3.8% of GDP for the 12-month period ended July 31, 2023. Excluding inflows to the public social security trust fund from changes to Uruguay’s social security system known as “Cincuentones Law” (estimated at 0.1% of GDP in the 12-month period ended July 31, 2024), Uruguay’s overall public sector deficit stood at 4.3% of GDP in the 12-month period ended July 31, 2024 (based on preliminary nominal GDP data), compared to 4.0% of GDP in the 12-month period ended July 31, 2023.

In the 12-month period ended July 31, 2024, Uruguay’s central government-Banco de Previsión Social (“BPS”) represented approximately 3.4% of GDP (based on preliminary nominal GDP data), compared to a deficit of 3.8% of GDP in the 12-month period ended July 31, 2023. Excluding inflows to the public social security trust fund from changes to Uruguay’s social security system known as “Cincuentones Law” (estimated at 0.1% of GDP in the 12-month period ended July 31, 2024), BPS’s deficit stood at 3.5% of GDP in the 12-month period ended March 31, 2024 (based on preliminary nominal GDP data), compared to 3.9% of GDP in the 12-month period ended July 31, 2023.

2020-2024 Budget

The following table shows the government’s main macroeconomic assumptions and projections for 2024 included in the 2023 Rendición de Cuentas (as defined below):

Main Macroeconomic Assumptions and Fiscal Projections for 2024
Real GDP Growth (percent)	3.0%
Annual CPI Inflation (percent)	4.8%
Public Sector Primary Balance (percent of GDP) (1)	(0.3%)
Public Sector Overall Balance (percent of GDP) (1)	(3.5%)
Central Government-Banco de Prevision Social Overall Balance (percent of GDP) (1)	(3.1%)

(1)	Excludes the effect of the Social Security Trust Fund derived from the Cincuentones Law, estimated at 0.1% of GDP.

Source: Ministry of Economy and Finance.

Targets and Projections for the Three Pillars of the Fiscal Rule

On June 28, 2024, the government submitted to Congress a draft bill containing the fiscal performance report for the 2023 fiscal year (the “2023 Rendición de Cuentas”), as required by Article 214 of the Constitution of Uruguay. As of this date, this bill has not been approved by Congress. The report sets the targets for the three pillars of the central government’s fiscal rule for 2024. The indicative target for the structural fiscal balance is 2.9% of GDP. The target for the annual percentage change in real primary expenditure is 2.8% (aligning with the estimated potential real GDP growth). The legal maximum for net indebtedness in 2024 is US$2.3 billion, as established in the 2022 Rendición de Cuentas.

However, the Ministry of Economy and Finance projects that, for the first time since the fiscal rule was introduced in 2020, the targets for the first two pillars will not be met in 2024. The structural deficit is projected to reach 3.4% of GDP, exceeding the target of 2.9%. Additionally, primary real expenditure is expected to increase 4.8% year on year, surpassing the 2.8% target. Net indebtedness for 2024 was projected to be US$2.294 billion, slightly below the legal limit of US$2.3 billion.

The 2023 Rendición de Cuentas reaffirms the government’s commitment to containing public spending, projecting that total expenditures will remain largely unchanged in nominal peso terms compared to the estimates for 2024, except for increases necessary to address emergencies caused by heavy rains in recent months. These additional expenditures, estimated at Ps.900 million (approximately US$22 million), will support the National Emergency System and various municipalities without causing significant deviations in the overall budgeted expenditures.

While the government believes its assumptions and policy projections for the Uruguayan economy were reasonable when formulated, it acknowledges that actual outcomes are subject to external factors beyond its control. Consequently, there is no guarantee that economic results (including real GDP growth and inflation) and fiscal performance in 2024 and beyond will align with the assumptions, targets, and projections set forth. Moreover, the government may adjust macroeconomic assumptions during 2024 to reflect evolving domestic and international developments.

In the 2023 Rendición de Cuentas, the final one to be prepared by the current administration, the government reviewed its macroeconomic management from 2020 to 2024. It emphasized the resilience of the Uruguayan economy in the face of the global pandemic, the exogenous inflationary pressures from geopolitical events, and the 2022-2023 drought. Significant structural reforms were highlighted, including the establishment of a new fiscal framework with three pillars, a social security reform ensuring greater fiscal sustainability for the retirement system, a new monetary policy aimed at reducing inflation, the recovery of employment levels beyond pre-pandemic levels, and substantial infrastructure investments to boost economic productivity. Additionally, the government underscored its efforts in prioritizing environmental conservation through financial innovation and progress toward a more sustainable development path.

PUBLIC SECTOR DEBT

Central Government Debt

The following table sets forth information regarding the debt of the central government outstanding as of March 31, 2024.

Central Government Debt

	As of March 31, 2024
Gross Indebtedness	US$	46,692
Of which
(% in foreign currency)		44.5
(% in local currency)		55.5
Of which
Nominal		9.1
CPI-linked		28.4
Wage-linked		18
Average maturity (in years)		12
Net Indebtedness	US$	44,116

Source: Ministry of Economy and Finance.

The following table reflects the central government’s uses and sources of funds budgeted for 2024, included in the 2023 Rendición de Cuentas.

Central Government Financing Needs and Funding Sources

(in millions of US$)

	Budgeted for 2024
Financing Needs	US$	5,340
Primary Deficit(1)		378
Interest Payments(2)		2,129
Amortizations of Bonds and Loans(3)		2,411
Accumulation of Financial Assets		422
Funding Sources		5,340
Loan Disbursements from Multilaterals and Financials Institutions		794
Total Issuance of Market Debt(4)		4,333
Others (net) (5)		213

(1)	Excludes extraordinary transfers to the Social Security Trust Fund.
(2)	Includes interest payments to the Social Security Trust Fund on its holdings of central government debt.
(3)	Includes the obligations coming due on a contractual basis and bonds repurchased and early redeemed through liability management operations.
(4)	Includes bonds issued domestically and in international markets.
(5)

Captures the net effect of financing operations that do not have an impact on gross debt statistics; valuation effects from bond issuance prices above or below par; and financial sources of cash increases for the Treasury that do not entail a government revenue in fiscal statistics.

Source: Ministry of Economy and Finance.

Between January and August of 2024, the central government issued peso-denominated, CPI-linked and wage-linked treasury notes in the domestic market for a total principal aggregate amount equivalent to US$ 1,100 million.

On May 2024, Uruguay signed a Sovereign Sustainability-Linked Loan (SSLL) with the World Bank. The SSLL rewards compliance with climate objectives related to sustainable livestock farming through a significant interest rate reduction. The interest rate reduction could lead to savings of US$12.5 million over the life of the loan. The discount will be granted if the targets for reducing methane emission intensity in beef production exceed Uruguay’s commitments under the Paris Agreement, as outlined in the first and second Nationally Determined Contributions for 2025 and 2030, respectively. The government plans to scale up a successful program that has created synergies between environmental conservation and livestock productivity and profitability. Additionally, in May 2024, the Second Annual SSLB Report was published.

On May 8, 2024, the government announced the pricing of a new CPI-indexed global bond maturing in 2045, along with the reopening of nominal fixed-rate peso global bonds maturing in 2033. Simultaneously, it launched a switch and cash tender offer for existing CPI-linked global bonds maturing in 2027 and 2028, as well as for domestic securities, including treasury notes and monetary bills. The total amount issued across both currency tranches was equivalent to US$1.8 billion, marking the largest-ever bond execution in local currency by Uruguay. It also marked the first time the government executed a dual-tranche/dual-format local currency issuance (in both CPI-indexed and nominal fixed rate pesos) in global markets. Additionally, it was the first instance of a concurrent liability management transaction targeting both global and domestic securities (for the latter, from both the government and the Central Bank). Investors, both resident and non-resident, had the option to purchase the global bonds by paying with cash, shorter-term global bonds, or domestic securities from the government (treasury notes) or the monetary authority (Central Bank bills). The inclusion of domestic securities as tender instruments aimed to provide investors with greater financial flexibility and increase demand for the issued bonds, thereby improving funding conditions for Uruguay.